U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-08837				August 31, 2018
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify): ☐
3. Exact name of investment company as specified in registration statement:

The Select Sector SPDR Trust
4. Address of principal executive office: (number, street, city, state, zip code)

One Iron Street, Boston, MA 02210

Report of Independent Accountants

To the Board of Trustees of The Select Sector SPDR Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that The Communication Services Select Sector SPDR Fund (a separate series of The Select Sector SPDR Trust, hereafter referred to as the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of August 31, 2018. The Fund’s management is responsible for its assertion and the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2018, and with respect to agreement of security purchases and sales, for the period from June 18, 2018 (inception date), through August 31, 2018:

•	Reconciliation of all securities shown on the books and records of the Fund to the statements from State Street Bank and Trust Company (the “Custodian”);

•

Confirmation of all securities of the Fund held at Depository Trust Company in book entry form at a fund level or omnibus level, where applicable, and review of the reconciliation procedures performed by the Custodian at an omnibus level between the depository and the books and records of the Custodian. The omnibus confirmation included, but was not limited to, securities held by the Fund;

•	Confirmation of all securities on loan with the securities lending agent;

•	Agreement of 10 security purchases and 10 security sales since our inception date from the books and records of the Fund to subsequent security settlement through review of cash activity.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with the specified requirements.

In our opinion, management’s assertion that The Communication Services Select Sector SPDR Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2018 with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Select Sector SPDR Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

January 31, 2020

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the Select Sector SPDR Funds as listed in Appendix A (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2018, and from June 18, 2018 (inception date) through August 31, 2018.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2018, and from June 18, 2018 (inception date) through August 31, 2018 with respect to securities reflected in the investment accounts of the Fund.

The Select Sector SPDR Funds

By:	/s/ Chad Hallett
Chad Hallett Treasurer

January 31, 2020
Date

Appendix A

The Communication Services Select Sector SPDR Fund